Exhibit 99.3

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093,

Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

31st January 2020

Vedanta Limited

Consolidated Results for the Third Quarter

ended 31st December 2019

EBITDA at ₹ 6,531 crore, up 10% y-o-y

Att. PAT at ₹ 2,348 crore, up 49% y-o-y

Net Debt/EBITDA at 1.0x lowest among Indian peers

Mumbai, India: Vedanta Limited today announced its unaudited consolidated results for the Third quarter (Q3) ended 31st December 2019.

Financial & Corporate Highlights

•	Stronger sequential and year over year financial performance despite market headwinds

•	EBITDA[1] of ₹ 6,531 crore, up 10% y-o-y.

•	Industry leading EBITDA margin[2] of 34% including one-offs.

•	Attributable PAT at ₹ 2,348 crore, up 49% y-o-y.

•	Strong Balance Sheet

•	Strong financial position with total cash & liquid investments of ₹ 35,205 crore.

•	Net Debt/EBITDA at 1.0x lowest among Indian peers.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 8

Unaudited Results for the Third Quarter ended 31st December 2019

Operational Highlights

Strong sequential performance across our businesses with marked cost efficiencies driving profitability. Business wise highlights are:

•	Zinc India:

•	Mined metal production at 235kt, up 7% q-o-q.

•	Refined metal production at 219kt, up 4% q-o-q.

•	Silver production at 149 tons, up 11% q-o-q.

•	Zinc International:

•	Gamsberg production at 31kt, up 28% q-o-q, driven by higher recovery and improved grade.

•	Oil & Gas:

•	193 well drilled, 72 wells hooked up till Q3 FY20.

•	Early gas production facility ramped up to designed capacity of 90 mmscfd.

•	Aluminium:

•	Highest ever quarterly alumina production in Lanjigarh at 476kt, up 16% q-o-q

•	Continuous structural reduction in cost. Hot metal cost lower by 9% q-o-q at $1,691/t.

•	Iron Ore: Highest ever quarterly sales in Karnataka at 1.5 million tonnes.

•	Steel: Production at 317kt, 18% up q-o-q, with lowest cost of sales since acquisition.

•	TSPL: Plant availability at 94%.

Mr. Srinivasan Venkatakrishnan, Chief Executive Officer, Vedanta, said “We remain on track to become the world’s largest long-life integrated Zinc-Lead-silver producer in 2 years while maintaining our cost leadership. Our Aluminium business continues to benefit from improved integration and systemic cost improvements. In our Oil &Gas business, the completion of new facilities and hook up of new production wells paves the way for higher volumes ahead. Our enviable project pipeline across all our key businesses will benefit from the resumption of accelerating growth from India. We look forward to an exciting fourth quarter and the year ahead.”

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 8

Unaudited Results for the Third Quarter ended 31st December 2019

Consolidated Financial Performance

The consolidated financial performance of the company during the period is as under:

(In ₹ crore, except as stated)

FY2019	Particulars	Q3%			Q2%		YTD Dec
		FY2020	FY2019	Change	FY 2020	Change	FY2020	FY2019
90,901	Net Sales/Income from operations	21,126	23,435	(10%)	21,739	(3%)	64,032	67,809
1,147	Other Operating Income	234	234	—	219	7%	660	771
24,012	EBITDA[1]	6,531	5,953	10%	4,497	45%	16,217	17,682
30%	EBITDA Margin[2]	34%	29%		25%		29%	30%
5,689	Finance cost	1,232	1,358	(9%)	1,340	(8%)	3,913	4,288
3,618	Investment Income	628	1,043	(40%)	832	(25%)	1,832	2,019
(509)	Exchange gain/(loss) - (Non operational)	(0)	47		(50)		(32)	(343)
21,432	Profit before Depreciation and Taxes	5,929	5,685	4%	3,939	51%	14,105	15,070
8,192	Depreciation & Amortization	2,291	2,207	4%	2,395	(4%)	6,841	5,934
13,240	Profit before Exceptional items	3,638	3,478	5%	1,544	—	7,264	9,136
320	Exceptional Items Credit/(Expense)[3]	168	—	—	(422)	—	(254)	320
13,560	Profit Before Tax	3,806	3,478	9%	1,122	—	7,010	9,456
3,750	Tax Charge/(Credit)	1,082	1,146	(6%)	(1,553)	—	(333)	2,864
112	Tax on Exceptional items	59	—	—	(56)	—	3	112
9,698	Profit After Taxes	2,665	2,332	14%	2,731	(2%)	7,340	6,480
9,490	Profit After Taxes before exceptional items	2,556	2,332	10%	3,096	(17%)	7,597	6,272
2,633	Minority Interest	317	758	(58%)	572	(45%)	1,482	2,030
7,065	Attributable PAT after exceptional items	2,348	1,574	49%	2,158	9%	5,857	4,450
6,857	Attributable PAT before exceptional items	2,239	1,574	42%	2,317	(3%)	5,907	4,242
19.07	Basic Earnings per Share (₹/share)	6.34	4.25	49%	5.83	9%	15.82	12.01
18.50	Basic EPS before Exceptional items	6.05	4.25	42%	6.26	(3%)	15.95	11.44
69.89	Exchange rate (₹/$ ) - Average	71.06	72.11	(1%)	70.35	1%	70.34	69.68
69.17	Exchange rate (₹/$ ) - Closing	71.27	69.79	2%	70.50	1%	71.27	69.79

1.	EBITDA includes one off for past cost recovery at Oil & Gas business (₹ 1,276 crore) & true-up of RPO liability in line with Regulatory changes at Aluminium Business (₹ 460 crore)
2.	EBITDA Margin excludes custom smelting at Copper India & Zinc India and includes impact of one-offs. EBITDA Margin (excl. customs & impact of one-off) is 27% for Q3 FY’20 & 26% for 9M ended Dec’19.
3.	Exceptional Items Gross of Tax
4.	Previous period figures have been regrouped or re-arranged wherever necessary to conform to current period’s presentation

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 8

Unaudited Results for the Third Quarter ended 31st December 2019

Revenues

Revenue in Q3 FY20 was at ₹ 21,126 crore, lower 10% y-o-y, primarily due to subdued commodity prices and lower volumes in Zinc and Oil & Gas business, partially offset by past exploration cost recovery in Oil & Gas business and higher volumes at Iron Ore & Steel business.

Revenue was 3% lower on q-o-q basis, primarily due to lower volumes in Oil & Gas business, partially offset by higher volumes in Iron Ore & Steel, Zinc India and Aluminium business coupled with past exploration cost recovery in Oil & Gas business.

EBITDA and EBITDA Margins

EBITDA1 for Q3 FY20 was at ₹ 6,531 crore, higher by 10% y-o-y, primarily due to past exploration cost recovery in Oil & Gas (₹ 1,276 crore), lower cost of production & true up of RPO liability (₹ 460 crore) at Aluminium business, partially offset by lower volumes and commodity prices.

EBITDA1 was higher by 45% q-o-q, primarily due to past exploration cost recovery in Oil & Gas, improved cost of production and true up of RPO liability at Aluminium business.

EBITDA margin2 for Q3 FY20 was at 34% (incl. one-offs) & 27% (excl. one-offs).

Depreciation & Amortization

Depreciation and amortization expense for Q3 FY20 was at ₹ 2,291 crore, higher by 4% y-o-y due to increased ore production at Zinc India, and commencement of Gamsberg operations in Q4 FY19, partially offset by lower charge at Skorpion.

Depreciation & amortization expense was lower by 4% q-o-q on account of lower Oil & Gas volumes & Skorpion and accelerated depreciation at Zinc India taken in the last quarter.

Finance Cost and Investment Income

Finance cost for Q3 FY2020 was at ₹ 1,232 crore, lower by 9% y-o-y and 8% q-o-q, primarily due to repayment of high cost debt and fall in interest rates in line with the market trend.

Investment Income for Q3 FY20 was at ₹ 628 crore, lower by 40% y-o-y and 25% q-o-q primarily on account of mark to market loss in Q3 FY20 compared to mark to market gain in Q3 FY 19 and Q2 FY 20.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 8

Unaudited Results for the Third Quarter ended 31st December 2019

Taxes

Tax expense for Q3 FY20 was ₹ 1,141 crore compared to ₹ 1,146 crore in Q3 FY19 & tax credit of ₹ 1,609 in Q2 FY20. Normalised tax rate for the quarter is 30% in line with the prior guidance, compared to 33% in Q3 FY19 driven by change in profit mix amongst businesses.

Attributable Profit after Tax and Earnings per Share (EPS)

Attributable Profit after Tax (PAT) for the quarter was ₹ 2,348 crore higher by 49% y-o-y and 9% q-o-q. Earnings per share for the quarter was at ₹ 6.34 per share.

Balance Sheet

We have robust cash and liquid investments of ₹ 35,205 crore. The Company invests in high quality debt instruments as per the Board approved policy. The portfolio is rated by CRISIL, which has assigned a rating of “Tier-I” (implying Highest Safety) to our portfolio. Further, the Company has undrawn committed facilities of c. ₹ 8,400 crore as on 31st December 2019.

As on 31st December 2019, Gross debt was at ₹ 58,589 crore, higher by ₹ 2,691 crore as compared to September 2019. This was mainly due to the increase in temporary borrowing at Zinc India and term debt at Oil & Gas partially offset by debt repayment at Vedanta standalone.

Net debt stood at ₹ 23,384 crore, higher by ₹ 3,303 crore as compared to September 2019 in line with increase in Gross debt.

Corporate Update

Vedanta announced the acquisition of Ferro Alloys Corporation Limited (FACOR) on 31st January 2020 for a total consideration of ₹ 280 crores. FACOR is in the business of producing Ferro Alloys and owns a Ferro Chrome plant with capacity of 72,000 TPA, two operational Chrome mines and 100 MW of Captive Power Plant through its subsidiary, FACOR Power Limited (FPL). The acquisition will complement the Company’s existing steel business as the vertical integration of ferro manufacturing capabilities has the potential to generate significant efficiencies. The consideration will be payable under the approved Resolution Plan on a debt and cash free basis. The portion of payable cash is ₹ 10 Crores and rest ₹ 270 crores face value in form of zero coupon, secured and unlisted Non-Convertible Debentures payable to the Financial Creditors payable equally over 4 years commencing March 2021.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 5 of 8

Unaudited Results for the Third Quarter ended 31st December 2019

Key Recognitions

Vedanta has been consistently recognized through the receipt of various awards and accolades. We received the following key recognitions recently:

•	Vedanta Aluminium received Bronze at the India Public Relations and Corporate Communications Awards 2019in the category of CSR Communication (Beyond Metro)

•	Balco received National Safety Award by Ministry of Labours & Environment.

•	Balco awarded 5S Excellence Award by CII (Gold Award in Process category)

•

Cairn Oil & Gas was awarded ‘Digitally Advanced Company of the Year’ by Federation of Indian Petroleum Industry (FIPI) for its intensive deployment of digitalisation initiatives to drive value-creation across business operations and functions.

•

Cairn Oil & Gas has been recognised as ‘Top 25- India’s Best Workplaces for Women – 2019’ by Great Place to Work®. Great Place to Work® is the global benchmark on building, sustaining and recognizing high-trust, high-performance workplace cultures.

•	Vedanta Limited, Lanjigarh is now Great Place to Work TM certified.

•	Vedanta’s Alumina refinery at Lanjigarh won the prestigious Frost & Sullivan India Manufacturing Excellence Award 2019. The unit received the award in Gold under the Metals sector.

•	Vedanta’s world-class alumina refinery at Lanjigarh, Odisha won the prestigious Platinum Award for safe practices under the Mines & Metal category at the 18th Greentech Safety Award 2019.

•

Hindustan Zinc received ‘Outstanding Digital Transformation in Supply Chain’ award at the Express Logistics & Supply Chain Conclave, which is considered as Asia’s largest end-to-end supply chain management.

•

Hindustan Zinc is proud recipient of the prestigious IEI (Institution of Engineers India) Centenary Industry Excellence Award 2019 for their innovation, business strategies in manufacturing/engineering operations and services and their capacity to sustain excellence in a competitive manner.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 6 of 8

Unaudited Results for the Third Quarter ended 31st December 2019

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website www.vedantalimited.com - http://www.vedantalimited.com/investor-relations/results-reports.aspx

Following the announcement, there will be a conference call at 6:00 PM (IST) on Friday, 31st January 2020, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number
Earnings conference call on January 31, 2020	India – 6:00 PM (IST)	India: +91-7045671221 Toll free: 1800 120 1221, 1800 266 1221 Universal access: +91 22 6280 1114 +91 22 7115 8015

	Singapore – 8:30 PM (Singapore Time)	Toll free number 8001012045 International toll 6531575746

	Hong Kong – 8:30 PM (Hong Kong Time)	Toll free number 800964448 International toll 85230186877

	UK – 12:30 PM (UK Time)	Toll free number 08081011573 International toll 442034785524

	US – 7:30 AM (Eastern Time)	Toll free number 18667462133 International toll 13233868721

Online Registration Link	https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=106340 &linkSecurityString=35240b00

Replay of Conference Call (January 31, 2020 to February 7, 2020)		India +912 27194 5757, Passcode: 63835#

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 7 of 8

Unaudited Results for the Third Quarter ended 31st December 2019

For further information, please contact:

Communications Ms. Roma Balwani Director, Communications and Brand	Tel: +91 11 4916 6250 gc@vedanta.co.in

Investor Relations James Cartwright Head – Investor Relations	Tel: +44 (0) 20 7659 4732 Tel: +91 124 476 4096 vedantaltd.ir@vedanta.co.in

Suruchi Daga Associate General Manager – Investor Relations Raksha Jain Manager – Investor Relations Shweta Arora Manager – Investor Relations

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading diversified natural resource companies with business operations in India, South Africa, Namibia and Australia. Vedanta is a leading producer of Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, Aluminium & Power.

Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with, CII-ITC Sustainability Award, FICCI CSR Award, Dun & Bradstreet Awards in Metals & Mining & The Great Place to Work.

For two decades, Vedanta has been contributing to India’s growth story. The company is amongst the top private sector contributors to the exchequer with the highest ever contribution of INR 42, 560 Crore in FY 2019. Vedanta contributes 1 percent of India’s GDP.

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 8 of 8